September 10, 2019

Jason Wang
Chief Financial Officer
Fincera Inc.
27/F, Kaiyuan Finance Center, No. 5, East Main Street
Shijiazhuang, Hebei
People's Republic of China

       Re: Fincera Inc.
           Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed May 30, 2019
           File No. 001-34477

Dear Mr. Wang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018

Information on Our Company
History and Development of the Company, page 33

1. We note the disclosure of your corporate structure as of February 28, 2019 on page 34. In the chart, we note that Hebei Anyong Trading Co., Ltd. has a 30% direct ownership in
      Hebei Ruiliang Trading. In addition, we note that Ganglian Finance Leasing has a 100%
      direct ownership in Hebei Ruiliang Trading. Please explain how these entities can have a combined direct ownership in Hebei Ruiliang Trading that is greater than 100% or revise your future filings to provide the correct ownership percentages.
2. We also note that the Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing
      Co., Ltd. entities (the "DiscOps Entities") are both classified as part of discontinued
      operations in your chart. Please clarify whether all of the wholly-owned subsidiaries and other entities consolidated by the DiscOps Entities are also classified in discontinued
 Jason Wang
FirstName LastNameJason Wang
Fincera Inc.
Comapany 10, 2019
September NameFincera Inc.
September 10, 2019 Page 2
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         operations as well, or if they are still included in continuing operations. If the wholly-
         owned subsidiaries and other entities are still part of your continuing operations, tell us why and how they will consolidate up to the Company after discontinuation of the
         DiscOps Entities. Please advise, or revise your chart in future filings to accurately reflect your current corporate structure.
Notes to Consolidated Financial Statements
Note 2 - Going Concern, page F-11

3. We note your disclosure stating that since the third quarter of 2018, the Company began converting its existing wholly-owned store distribution network into a broker distribution network not owned by the Company, which will operate under a revenue sharing arrangement. Please address the following items:

             Tell us more details about the steps the Company has undertaken for the "conversion."
             In this regard, tell us whether it was sold to third parties for cash consideration, what were the terms of that agreement, if the "conversion" has been completed, and where the conversion(s) are reflected in your financial statements.

             Tell us, and disclose in your future filings, the terms of the revenue sharing agreement that will be in effect going forward.

             Since these businesses were converted from wholly-owned subsidiaries to no longer being owned, tell us how you considered presenting them as discontinued operations.

             Tell us which entities in your corporate structure, as disclosed on page 34, are impacted as a result of this arrangement.
Note 3 - Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-15

4. We note your disclosure that the Company adopted ASC 606 using the modified-
         retrospective approach on January 1, 2018. Please tell us, and disclose in your future filings, if there was any impact or change to the timing of revenue recognition in the current period, as compared to the guidance in effect in previous periods, as a result of your adoption. To the extent that there were any significant changes, provide an explanation of those changes with quantification.
Other Income, page F-16

5. We note your accounting treatment and disclosure relating to promotional cash incentives and referral incentives. Please revise your future filings to quantify the respective amounts for all reporting periods presented.
 Jason Wang
FirstName LastNameJason Wang
Fincera Inc.
Comapany 10, 2019
September NameFincera Inc.
September 10, 2019 Page 3
Page 3
FirstName LastName
Note 5 - Loans, Net, page F-23

6. We note your disclosure on page F-11 that the Company sold non-performing loans with a total amount of RMB 2,724 million to third parties during 2018. In addition, from July
         2017 and onwards, we note that the Company re-developed the loan transaction process in order to eliminate the need for the Company to use its own working capital for the initial loan funding. However, the total amount of loans on your balance sheet increased from
         December 31, 2017 to December 31, 2018. Please address the following items:

             Tell us whether the Company continues to recognize loans on the balance sheet under the new re-developed transaction process and provide us with your accounting policy explaining your basis for recognition of loans on- or off-balance sheet.

             In light of your response to the above bullet point, tell us why the total amount of loans on the balance sheet increased from December 31, 2017 to December 31, 2018 despite the fact that you changed your loan transactional process and sold a significant amount of your non-performing loans.

             Tell us, and disclose in your future filings, how you define non-performing loans and quantify the amount of non-performing loans on your balance sheet at the end of each reporting period.

             Tell us, and disclose in your future filings, your charge-off policy for delinquent loans.
7. We note that you have a provision for credit losses of RMB 8,196 relating to your loans to
         CeraVest borrowers in the amount of RMB 1,981,706. We also note your tabular disclosure of the movements to the provision for credit losses included on page F-24.
         Please address the following:

             Tell us the terms of these loans, including average duration and interest rate. In addition, tell us whether the maturity date, interest rate or other terms have been modified or extended for any of these loans.

             Tell us, and revise your future filings to disclose, more granular information about how you assess and calculate your provision for credit losses on these loans , including the various criteria (e.g., performing vs. non-performing, etc.) you use to determine your provision.

             In your future filings, revise your tabular rollforward of the movements to the provision for credit losses to disaggregate the net (addition) / reversal line item into the various gross components. For example, disclose the gross amount charged to expense, gross amount of loans charged off, recoveries or other components.
 Jason Wang
Fincera Inc.
September 10, 2019
Page 4
8. We note your disclosure on page F-24 that as of December 31, 2018, the Company has five overdue loans to other borrowers, three of which have resigned with extended terms and new interest rates as they became defaulted in 2018. Please provide us with your analysis explaining how you considered these to be and accounted for them as troubled debt restructurings in the scope of ASC 310-40.
9. We note your disclosure on page F-25 that the Company reclassified a portion of the provision for credit losses to accrued marketing expenses during the year ended December
         31, 2017. We also note that these accrued marketing expenses were subsequently reversed during 2018, resulting in a gain recognized in the income statement. Please provide us with your accounting analysis, with reference to authoritative literature, supporting your treatment, classification and presentation of these items in both 2017 and
         2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 with any questions.



FirstName LastNameJason Wang                                 Sincerely,
Comapany NameFincera Inc.
                                                             Division of
Corporation Finance
September 10, 2019 Page 4                                    Office of
Financial Services
FirstName LastName